

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2024

Keyvan Mohajer
Chief Executive Officer
SoundHound AI, Inc.
5400 Betsy Ross Drive
Santa Clara, CA 95054

      Re: SoundHound AI, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2023
          File No. 001-40193

Dear Keyvan Mohajer:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Finance

cc: Matthew Bernstein, Esq.